UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Green Dot Corporation
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

39304D102
(CUSIP Number)

JEFFREY B. OSHER
HARVEST CAPITAL STRATEGIES LLC
600 Montgomery Street, Suite 1700
San Francisco, California 94111
(415) 869-4433

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,421,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,421,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,421,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,274,700
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,274,700
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,274,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST SMALL CAP PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,480,294
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,480,294
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,480,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST SMALL CAP PARTNERS MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,794,406
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,794,406
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,794,406
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HARVEST SMALL CAP PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,080,294
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,080,294
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON HSCP STRATEGIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,400,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,400,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON CRAIG BAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 39304D102

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.  As of the close of business on March 13, 2017, the Reporting Persons collectively owned an aggregate of 4,429,200 Shares, constituting approximately 8.7% of the Shares outstanding.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)
Harvest Small Cap Partners Masters, Ltd, an exempted company organized under the laws of the Cayman Islands (“Harvest Small Cap Master”), with respect to the Shares directly and beneficially owned by it;

(ii)	Harvest Small Cap Partners, LP, a Delaware limited partnership (“Harvest Small Cap”), with respect to the Shares directly and beneficially owned by it;

(iii)	HSCP Strategic I, LP, a Delaware limited partnership (“HSCP Strategic”), with respect to the Shares directly and beneficially owned by it;

(iv)	Harvest Small Cap Partners GP, LLC, a Delaware limited liability company (“Harvest Small Cap GP”), as the general partner of Harvest Small Cap and HSCP Strategic;

(v)	Harvest Capital Strategies LLC, a Delaware limited liability company (“Harvest Capital”), as the investment manager of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic;

(vi)
Jeffrey B. Osher, as a managing director of Harvest Capital and portfolio manager of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic, and as the beneficial owner of the Shares held in certain family accounts (the “Osher Family Accounts”); and

(vii)	Craig Baum, with respect to the Shares directly owned by him and as a managing director of Harvest Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Harvest Small Cap Master, Harvest Small Cap, HSCP Strategic, Harvest Small Cap GP, Harvest Capital and Messrs. Osher and Baum is 600 Montgomery Street, Suite 1700, San Francisco, California 94111. The officers and directors of Harvest Small Cap Master and their principal occupations and business addresses are set forth on Schedule A of Amendment No. 2 to the Schedule 13D and are incorporated by reference in this Item 2.

CUSIP NO. 39304D102

(c)           The principal business of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic is investing in securities. Harvest Small Cap GP serves as the general partner of Harvest Small Cap and HSCP Strategic. Harvest Capital is a registered investment adviser with the Securities and Exchange Commission and serves as the investment manager of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic. Each of Messrs. Osher and Baum is a managing director of Harvest Capital.

(d)           No Reporting Person, nor any person listed on Schedule A of Amendment No. 2 to the Schedule 13D, annexed thereto, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A of Amendment No. 2 to the Schedule 13D, annexed thereto, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Osher and Baum are citizens of the United States of America.  The citizenship of the persons listed on Schedule A of Amendment No. 2 to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 1,794,406 Shares beneficially owned by Harvest Small Cap Master is approximately $30,691,072, including brokerage commissions.  The aggregate purchase price of the 1,080,294 Shares beneficially owned by Harvest Small Cap is approximately $18,079,711, including brokerage commissions.  The aggregate purchase price of the 1,400,000 Shares beneficially owned by HSCP Strategic is approximately $31,078,685, including brokerage commissions. The Shares held in the Osher Family Accounts were purchased in the open market with personal funds. The aggregate purchase price of the 147,000 Shares held in the Osher Family Accounts is approximately $2,317,255, including brokerage commissions. The aggregate purchase price of the 7,500 Shares beneficially owned by Mr. Baum is approximately $131,359, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 9, 2017, the Issuer invited Mr. Osher to serve as an advisor to the Issuer’s Board of Directors (the “Board”). As an advisor to the Board, Mr. Osher will be permitted to attend regular meetings of the Board through the date of the Issuer’s 2018 annual meeting of stockholders unless Mr. Osher terminates his position as an advisor prior to such time. In connection with Mr. Osher’s appointment as an advisor to the Board, he will be subject to the same confidentiality, use of information and trading restrictions as the Issuer’s current directors for as long as he serves as an advisor.  The Nominating and Corporate Governance Committee of the Board agreed to make a decision regarding the appointment of Mr. Osher to the Board no later than January 15, 2018.

CUSIP NO. 39304D102

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 50,650,424 Shares outstanding, as of January 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2017.

A.	Mr. Osher

(a)
As of the close of business on March 13, 2017, 147,000 Shares were held in the Osher Family Accounts, which Mr. Osher may be deemed to beneficially own.  In addition, Mr. Osher, as the portfolio manager of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 1,794,406 Shares owned by Harvest Small Cap Master, (ii) 1,080,294 Shares owned by Harvest Small Cap and (iii) 1,400,000 Shares owned by HSCP Strategic.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 4,421,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,421,700
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Osher has not entered into any transactions in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of Harvest Small Cap Master and Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	Harvest Capital

(a)
Harvest Capital, as the investment manager of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic, may be deemed the beneficial owner of the (i) 1,794,406 Shares owned by Harvest Small Cap Master, (ii) 1,080,294 Shares owned by Harvest Small Cap and (iii) 1,400,000 Shares owned by HSCP Strategic.

Percentage: Approximately 8.4%

(b)	1. Sole power to vote or direct vote: 4,274,700
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,274,700
4. Shared power to dispose or direct the disposition: 0

(c)
Harvest Capital has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Harvest Small Cap Master and Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 39304D102

C.	Harvest Small Cap GP

(a)
Harvest Small Cap GP, as the general partner of Harvest Small Cap and HSCP Strategic, may be deemed the beneficial owner of the (i) 1,080,294 Shares owned by Harvest Small Cap and (ii) 1,400,000 Shares owned by HSCP Strategic.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 2,480,294
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,480,294
4. Shared power to dispose or direct the disposition: 0

(c)
Harvest Small Cap GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

D.	Harvest Small Cap Master

(a)	As of the close of business on March 13, 2017, Harvest Small Cap Master beneficially owned 1,794,406 Shares.

Percentage: Approximately 3.5%

(b)	1. Sole power to vote or direct vote: 1,794,406
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,794,406
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap Master during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

E.	Harvest Small Cap

(a)	As of the close of business on March 13, 2017, Harvest Small Cap beneficially owned 1,080,294 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 1,080,294
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,080,294
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

F.	HSCP Strategic

(a)	As of the close of business on March 13, 2017, HSCP Strategic beneficially owned 1,400,000 Shares.

Percentage: Approximately 2.8%

CUSIP NO. 39304D102

(b)	1. Sole power to vote or direct vote: 1,400,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,400,000
4. Shared power to dispose or direct the disposition: 0

(c)	HSCP Strategic has not entered into any transactions in the Shares during the past sixty (60) days.

G.	Mr. Baum

(a)	As of the close of business on March 13, 2017, Mr. Baum directly owned 7,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 7,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Baum has not entered into any transactions in the Shares during the past sixty (60) days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 13, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Harvest Small Cap Master is short with respect to an aggregate of 8,900 Shares underlying American-style call options, which have an exercise price of $25.00 per share and expire on April 21, 2017.

Harvest Small Cap is short with respect to an aggregate of 5,400 Shares underlying American-style call options, which have an exercise price of $25.00 per share and expire on April 21, 2017.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Harvest Small Cap Partners Masters, Ltd, Harvest Small Cap Partners, LP, HSCP Strategic I, LP, Harvest Small Cap Partners GP, LLC, Harvest Capital Strategies LLC, Jeffrey B. Osher and Craig Baum, dated March 13, 2017.

CUSIP NO. 39304D102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2017

Harvest Small Cap Partners Master, Ltd.

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

HSCP Strategic I, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners GP, LLC

By:	Harvest Capital Strategies LLC Investment Manager of the Limited Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

CUSIP NO. 39304D102

/s/ Jeffrey B. Osher
JEFFREY B. OSHER

/s/ Craig Baum
CRAIG BAUM

CUSIP NO. 39304D102

SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HARVEST SMALL CAP PARTNERS MASTER, LTD.

Short Sale of April 2017 Call Option ($25.00 Strike Price)	(8,900)1	$4.7000	03/01/2017

HARVEST SMALL CAP PARTNERS, LP

Sale of Class A Common Stock	(300)	$26.7300	01/26/2017
Short Sale of April 2017 Call Option ($25.00 Strike Price)	(5,400)1	$4.7000	03/01/2017

1 Represents Shares underlying American-style call options sold in the over the counter market.  These call options expire on April 21, 2017.